COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Financial Statements and Schedules
Part III

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

COMMERCE BROKERAGE SERVICES, INC.

Table of Contents


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Commerce Brokerage Services, Inc.
Clayton, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Commerce Brokerage Services, Inc. as of December 31, 2017, the related statements of earnings, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Commerce Brokerage Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Commerce Brokerage Services, Inc.'s management. Our responsibility is to express an opinion on Commerce Brokerage Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Commerce Brokerage Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included at pages 12 - 15 have been subjected to audit procedures performed in conjunction with the audit of Commerce Brokerage Services, Inc.'s financial statements. The supplemental information is the responsibility of Commerce Brokerage Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Commerce Brokerage Services, Inc.'s auditor since 2016.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 20, 2018

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Financial Condition

December 31, 2017

	2017
Assets	
Cash	$ 2,005,872
Securities owned, at fair value	8,465,589
Receivable from clearing organization	1,324,160
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $928,697	24,667
Deferred income taxes, net	188,863
Other assets	273,789
Total assets	$ 12,282,940
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to clearing organization	$ 604,905
Accounts payable and accrued expenses	976,951
Current income taxes payable	81,617
Total liabilities	1,663,473
Stockholder's equity:	
Common stock, $5 par value. Authorized, 6,000 shares; issued and outstanding, 5,000 shares	25,000
Additional paid-in capital	1,198,960
Retained earnings	9,395,507
Total stockholder's equity	10,619,467
Total liabilities and stockholder's equity	$ 12,282,940

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Earnings

For the Year Ended December 31, 2017

	2017
Revenues:	
Commissions	$ 4,619,416
Advisory fees	6,229,984
12b-1 fees	1,777,902
Mutual fund revenue	657,362
Interest income	72,708
Other income	74,803
Total revenues	13,432,175
Expenses:	
Salaries and benefits	7,288,004
Rent and fees paid to affiliates, net	2,573,505
Clearing charges	519,294
Regulatory fees	99,870
Office supplies and postage	129,197
Online subscriptions	453,377
Professional fees	565,221
Travel and entertainment	92,302
Depreciation and amortization	18,944
Advertising	52,624
Other	490,465
Total expenses	12,282,803
Earnings before income taxes	1,149,372
Income tax expense:	
Current	517,030
Deferred	1,202
Total income tax expense	518,232
Net earnings	$ 631,140

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Stockholder's Equity

For the Year Ended December 31, 2017

	Common stock		Additional paid-in capital		Retained earnings		Total
Balance at December 31, 2016	$	25,000	$	1,000,041	$	8,785,566	$	9,810,607
Adoption of ASU 2016-09		—		33,754		(21,199)		12,555
Net earnings		—		—		631,140		631,140
Stock-based compensation		—		165,165		—		165,165
Balance at December 31, 2017	$	25,000	$	1,198,960	$	9,395,507	$	10,619,467

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Cash Flows

For the Year Ended December 31, 2017

	2017
Cash flows from operating activities:	
Net earnings	$ 631,140
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Depreciation and amortization	18,944
Deferred income taxes	1,202
Accrued current income taxes	171,080
Decrease in securities owned	20,396
Increase in net receivable from clearing organization	(418,242)
Stock-based compensation	165,165
Decrease in other assets	17,108
Increase in accounts payable and accrued expenses	207,714
Net cash provided by operating activities	814,507
Increase in cash	814,507
Cash at beginning of year	1,191,365
Cash at end of year	$ 2,005,872
Cash payments (net of refunds) of income taxes	$ 345,950

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Notes to Financial Statements

December 31, 2017

(1) Organization and Purpose of Company

Commerce Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of Commerce Bank (the Parent). The Parent is a wholly owned subsidiary of Commerce Bancshares, Inc. (CBI). The Company is registered with the Securities and Exchange Commission as a broker/dealer to conduct general securities business and as an investment adviser offering fee-based managed accounts. The Company is a member of the Financial Industry Regulatory Authority, a regulatory organization offering oversight over all securities firms that do business with the public. It is also a member of the Securities Investor Protection Corporation, a corporation whose purpose is to protect the customers of brokers or dealers from loss in case of financial failure of the member. Current activities of the Company consist of providing investment services to customers for a variety of securities including mutual funds, exchange-listed and over-the-counter equity securities, options, municipal bonds, corporate bonds, and U.S. government debt issues. The Company also sells fixed and variable annuities, which are investment products provided by insurance companies.

Transactions for equities, options, and a substantial portion of the Company's mutual fund sales are executed and cleared through National Financial Services LLC (NFS), a clearing organization that also maintains customer brokerage accounts on a fully disclosed basis.

Basis of presentation
The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles.

(2) Summary of Significant Accounting Policies

(a) Cash
Cash includes cash on hand and cash received from customers held by the Company as of year-end that is due to National Financial Services LLC. As of December 31, 2017, the Company did not hold any cash received from customers and due to NFS. When the Company does hold cash received from customers that is due to NFS, a corresponding liability is recorded in accounts payable and accrued expenses.

(b) Securities transactions
Customer securities positions are not reflected in the Statement of Financial Condition as the Company does not have title to these assets.

(c) Commissions
The Company acts as a broker-dealer or agent to buy and sell securities or insurance contracts on behalf of its customers. In return for such services, for most transactions, the Company earns a commission each time a customer enters into a buy-or-sell transaction. For equity securities purchased, the commission is recorded as a receivable from the customer, and for securities sold, it is recorded as a reduction in the payable to the customer. For other security and contract transactions, such as sales of mutual funds, fixed or variable annuities, etc., a concession is earned and becomes part of the customer's price of the security or contract. Commissions and concessions, along with any related expenses, are recorded on a settlement date basis, which approximates U.S. generally accepted accounting principles. As of December 31, 2017, commission receivables from investment and insurance companies were $91,476 and are recorded in other assets.

(d) Advisory fees

The Company offers professionally managed, fee-based advisory programs through an arrangement with sub-advisors to provide investment management and advisory services. In return for these services, the Company receives a portion of the customer's advisory fee. Advisory fees are calculated and charged in advance on a quarterly basis, based on the prior quarter's period ending account balance, and are recorded in revenue during the period in which they are earned.

(e) Contract fees and deferred revenue

In conjunction with executing a contract with its clearing organization (in 2010), the Company received a payment at the inception of the contract and seven annual payments. These receipts were recognized in earnings ratably over the seven year contract term. The Company's contract with its clearing organization was renewed and amended in November 2017. Under the new contract, the Company will receive seven additional annual payments, commencing with the effective date of the contract. In the event of termination for certain causes during the seven year term of the new contract (which the Company believes is unlikely to occur), the Company will be required to remit a pro-rated portion of the annual payments received from the clearing organization. Under the terms of the expiring and renewed contracts, the Company recognized $147,823 during 2017 as a reduction of clearing charge expense charged by its clearing organization. At December 31, 2017, deferred revenue of $297,917 was included in accounts payable and accrued expenses.

(f) Securities owned, at fair value

Securities owned, at fair value consist of U.S. government securities with initial maturities of six months. They are stated at fair value, which is based on published bid prices. The fair value measurement is considered to be a Level 1 measurement within the fair value hierarchy of Accounting Standards Codification (ASC) 820-10-35. Changes in fair value are recorded in other income in the Statement of Earnings.

(g) Furniture, equipment, and leasehold improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis using estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease.

(h) Other assets

Other assets are comprised of commission receivables from investment and insurance companies, prepaid expenses, and capitalized software, net of amortization.

(i) Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of deferred fees, accrued incentives and sales commissions, accounts payable, and other accrued liabilities.

(j) Income taxes

The Company is included in the consolidated federal income tax return filed by CBI. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Current income taxes are calculated on a separate return basis utilizing currently enacted tax laws and rates. The amount of expense or benefit is either remitted to or received from CBI. Deferred

income taxes are provided for temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the change. The significant components of the net deferred tax asset as of December 31, 2017 included a deferred tax asset of $108,110 relating to stock-based compensation, $70,800 relating to unearned fee income and $26,378 relating to accrued expenses, and a deferred tax liability of $16,889 relating to prepaid expenses. As a result of the Tax Cuts and Jobs Act enacted on December 22, 2017, the Company revalued its deferred tax assets and liabilities using the highest maximum corporate tax rate of 21%. The change was reported as an increase to deferred tax expense of $107,317. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. In accordance with ASC 740, the Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. There were no accrued interest and penalties at December 31, 2017.

(j) Stock-based compensation

The Company complies with the accounting requirements of ASC 718 for stock-based compensation. Employees of the Company receive shares of CBI common stock in connection with CBI's equity compensation plan. The fair value of awards granted to employees of the Company is determined at the date of grant and recognized ratably as compensation expense and a corresponding capital contribution over the period the award is earned.

On January 1, 2017, the Company adopted ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting". This adoption requires all excess tax benefits and tax deficiencies arising from share-based award payments to be recognized as income tax expense or benefit in the Statement of Earnings, while in previous periods these benefits and deficiencies were recognized in equity. As allowed under the new guidance, the Company elected to change its method of accounting for forfeitures. In prior years, accruals of compensation cost were reduced by an estimate of awards not expected to vest and further adjusted when actual forfeitures occurred. In 2017 and subsequent years, forfeitures will be accounted for when they occur and recognized in compensation cost at that time. The effect of this change, which was recognized as a cumulative-effect adjustment on January 1, 2017, increased stockholder's equity and increased deferred tax assets by $12,555.

(k) Use of estimates

To prepare these financial statements in conformity with U.S. generally accepted accounting principles, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

(l) Subsequent events

The Company evaluated potential subsequent events through February 20, 2018, which is the date that the financial statements were issued.

(3) Related-Party Transactions

A significant portion of the Company's expenses represent payments to the Parent and affiliated companies for rent on the Company's offices, various administrative services provided to the Company, and fees under revenue-sharing arrangements. Under an ongoing agreement that was effective January 1, 2011, the Company was reimbursed by an affiliated company during 2017 for certain expenses, paid by the Company on the affiliate's behalf, which support revenue production at the affiliate. The reimbursements primarily relate to occupancy, data processing, and management fee expenses.

The following table shows the amounts paid (received) by the Company to (from) the Parent and affiliated companies for the year ended December 31, 2017:

	2017
Rent	$ 584,803
Fees paid to affiliates	2,077,104
Expenses reimbursed from affiliate	(88,402)
	$ 2,573,505

The Company leases office space from the Parent under month-to-month arrangements. Rent expense aggregated approximately $49,000 per month in 2017. As of December 31, 2017, the Company had an intercompany payable due to CBI of $80,913 for federal and state income taxes. During 2017, the Company paid CBI $344,724 for income taxes. The Company maintains interest and noninterest-bearing deposit accounts at the Parent. These balances amounted to $2,005,872 at December 31, 2017.

As mentioned above, certain employees of the Company receive stock-based compensation under CBI's stockholder-approved plan. This compensation has been issued in the form of nonvested shares of CBI common stock. These awards generally vest after 4 to 7 years of continued employment, and during 2017, 908 shares vested. At December 31, 2017, employees of the Company held 19,947 nonvested shares and there was $401,500 of unrecognized compensation cost related to these nonvested shares. That cost is expected to be recognized over a weighted average period of approximately 3 years.

Stock-based compensation expense recognized in the Statement of Earnings during 2017 was $165,165, while the related income tax benefit recognized in the Statement of Earnings was $61,129. Stock-based compensation is recorded as a contribution to additional paid-in capital, which also totaled $165,165 during 2017.

(4) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2017:

		2017	
	Level in Fair Value Measurement Hierarchy	Carrying Amount	Fair Value
Financial assets:			
Securities owned, at fair value	Level 1	$8,465,589	$8,465,589

COMMERCE BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of Commerce Bank)

Notes to Financial Statements

December 31, 2017

Some of the Company's financial instruments are not measured at fair value on a recurring basis, but the carrying amounts approximate fair value because of the liquidity or short maturity of these instruments. Such financial assets and financial liabilities include cash, receivable from and payable to clearing organization, other assets and accounts payable and accrued expenses.

The fair value of securities owned is based on published bid prices in an active market for identical assets and liabilities as of the reporting date and are categorized in Level 1 of the fair value hierarchy.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had regulatory net capital of $9,034,908, which was $8,784,908 in excess of its required net capital of $250,000.

(6) Retirement Plans

A portion of the Company's employees are covered by a noncontributory defined benefit pension plan offered by CBI, however, participation in the pension plan is not available to employees hired after June 30, 2003. All participants are fully vested in their benefit payable upon normal retirement date, which is based on years of participation and compensation. Since January 2011, all benefits accrued under the pension plan have been frozen. However, the accounts continue to accrue interest at a stated annual rate. The CBI pension plan was slightly underfunded at December 31, 2017, as the projected benefit obligation exceeded the value of plan assets by approximately 6%. The Company recorded pension expense of $5,313 in 2017 related to the plan.

Substantially all of the Company's employees are covered by a defined contribution (401(k)) plan offered by CBI, under which the Company makes matching contributions. During 2017, the Company recorded $322,665 of expense related to CBI's 401(k) plan.

(7) Income Taxes

Income tax expense for the year ended December 31, 2017 is comprised of the following components:

Current expense	2017		Deferred expense	2017	
Federal	$	475,610	Federal	$	11,857
State		41,420	State		(10,655)
Total	$	517,030	Total	$	1,202

(8) New Accounting Standards

The FASB issued ASU 2014-09, "Revenue from Contracts with Customers", in May 2014, which has been followed by additional clarifying guidance on specified implementation issues. The ASU supersedes revenue recognition requirements in Topic 605, *Revenue Recognition*, including most industry specific revenue recognition guidance in the FASB Accounting Standards Codification. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance identifies specific steps that entities should apply in order to achieve this principle. Under the ASU and related amendments, the guidance is effective for interim and annual periods beginning January 1, 2018 and must be applied retrospectively, whether through a full restatement of prior periods or a cumulative adjustment upon adoption of the ASU.

The Company has completed an extensive review of its revenue and has concluded that the new guidance does not require any significant change in the revenue recognition process. The Company is in the process of determining the method by which it will adopt the ASU and in developing the expanded disclosures required in future periods.

In February 2016, the FASB issued ASU 2016-02, "Leases", in order to increase transparency and comparability by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU primarily affects lessee accounting, which requires the lessee to recognize a right-of-use asset and a liability to make lease payments for those leases classified as operating leases under previous GAAP. For leases with a term of 12 months or less, an election by class of underlying asset not to recognize lease assets and lease liabilities is permitted. The ASU also provides additional guidance as to the definition of a lease, identification of lease components, and sale and leaseback transactions. The amendments in the ASU are effective for interim and annual periods beginning January 1, 2019. The Company is participating in a working group formed by its Parent to assess the changes required, and to review a newly created software module designed by its software vendor to comply with the new accounting requirements.

COMMERCE BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of Commerce Bank)

Computation of Net Capital Requirement Pursuant to Rule 15c3-1

December 31, 2017

Total stockholder's equity per statement of financial condition	$	10,619,467
Deductions/charges:		
Nonallowable assets:		
Other assets		95,258
Deferred income taxes, net		188,863
Prepaid insurance		154,681
Furniture, equipment, and leasehold improvements, net		24,667
Cash at affiliate in excess of estimated four weeks' average expenses		1,100,872
Other deductions/charges		360
Haircuts on securities		19,858
Net capital		9,034,908
Minimum net capital requirement		250,000
Excess of net capital over minimum net capital requirement	$	8,784,908
Aggregate indebtedness	$	1,663,473
Ratio aggregate indebtedness to net capital		.18 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2017.

See accompanying report of independent registered public accounting firm.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Computation for Determination of Customer Account Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)
Computation for Determination of Proprietary Account of Broker Dealers
Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

COMMERCE BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of Commerce Bank)

Information Relating to Possession or Control Requirements under Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.



6 CITYPLACE DRIVE SUITE 900   ST. LOUIS, MO 63141   PH 314.983.1200   FX 314.983.1300   BSWLLC.COM

A MEASURABLE DIFFERENCE"

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Commerce Brokerage Services, Inc.
Clayton, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Commerce Brokerage Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Commerce Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Commerce Brokerage Services, Inc. stated that Commerce Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Commerce Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Commerce Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 20, 2018

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
BROWN SMITH WALLACE IS A MISSOURI LIMITED LIABILITY PARTNERSHIP

 **Commerce Brokerage Services, Inc.**
Member FINRA/SIPC A Subsidiary of Commerce Bank

Clayton
8000 Forsyth Boulevard
St. Louis, Missouri 63105
(314) 746-8777
(800)356-1606 Toll Free


Commerce Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Commerce Bank)
Exemption Report


Commerce Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: Rule 15c3-3 subparagraph (k)(2)(i) and Rule 15c3-3 subparagraph (k)(2)(ii) (Exemption Provisions).

2) The Company met the identified exemption provisions of (k)(2)(i) throughout the year ended December 31, 2017.

3) The Company met the identified exemption provisions of (k)(2)(ii) throughout the year ended December 31, 2017, except as described below.

   - During the year ended December 31, 2017, a total of 17 checks were not transmitted by noon of the next business day following receipt. The nature of each exception and the month in which the exception occurred are as follows:

Month	Incomplete/ Inaccurate Instructions	Associate Delay	Mail Delay
January			1
March	1		
April		3	
May	1	1	
August	3		
September	1	1	
October	1		
November	2	1	
December		1	
Total	**9**	**7**	**1**

- During the year ended December 31, 2017, there were 8 instances of securities that were not transmitted by noon of the next business day following receipt. The nature of each exception and the month in which the exception occurred are as follows:

Month	Incomplete/ Inaccurate Instructions	Associate Delay	Mail Delay
January			1
February		1	
March	2		
May	1		
August	1		
September	2		
Total	**6**	**1**	**1**

Commerce Brokerage Services, Inc.

I, Tiffany Simpson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Tiffany Simpson

Tiffany Simpson
Treasurer, Commerce Brokerage Services, Inc.

February 20, 2018



6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

A MEASURABLE DIFFERENCE™

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
Commerce Brokerage Services, Inc.
Clayton, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Commerce Brokerage Services, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Commerce Brokerage Services, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Commerce Brokerage Services, Inc.'s compliance with the applicable instructions of Form SIPC-7.

Commerce Brokerage Services, Inc.'s management is responsible for Commerce Brokerage Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS report) for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no such overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 20, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

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13*13*****2472*****************MIXED AADC 220
35096   FINRA   DEC
COMMERCE BROKERAGE SERVICES INC
8000 FORSYTH BLVD STE 1200
CLAYTON, MO 63105-1707
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tiffany Simpson 816-760-7740

2. A. General Assessment (item 2e from page 2) $ 1,333.00

   B. Less payment made with SIPC-6 filed (exclude interest)   (796.00   )
      7/25/2017
      Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   537.00

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 537.00

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 537.00

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Commerce Brokerage Services, Inc.
(Name of Corporation, Partnership or other organization)

Tiffany Simpson
(Authorized Signature)

Dated the 25 day of January, 20 18.

Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 13,432,175

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining Item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   12,023,792

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   519,294

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   506

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 101

Enter the greater of line (i) or (ii)   101

Total deductions   12,543,693

2d. SIPC Net Operating Revenues $ 888,482

2e. General Assessment @ .0015 $ 1,333

(to page 1, line 2.A.)

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